SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 31870; File No. 812-14536

Advisors Asset Management, Inc. and AAM ETF Trust; Notice of Application

October 19, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 12(d)(1)(J) of the Investment Company
Act of 1940 (the "Act") for an exemption from sections 12(d)(1)(A), (B), and (C) of the Act and
under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (2) of the
Act. The requested order would permit certain registered open-end investment companies to
acquire shares of certain registered open-end investment companies, registered closed-end
investment companies, business development companies, as defined in section 2(a)(48) of the
Act, and unit investment trusts (collectively, "Underlying Funds") that are within and outside the
same group of investment companies as the acquiring investment companies, in excess of the limits
in section 12(d)(1) of the Act.

Applicants: AAM ETF Trust, a Massachusetts business trust that intends to register under the
Act as an open-end management investment company with multiple series and Advisors Asset
Management, Inc., a Delaware Corporation registered as an investment adviser under the
Investment Advisers Act of 1940.

Filing Dates: The application was filed on August 20, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing by writing to the
Commission's Secretary and serving applicants with a copy of the request, personally or by mail.
Hearing requests should be received by the Commission by 5:30 p.m. on November 13, 2015 and

should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for

lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should

state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Brent J. Fields, Secretary, U.S. Securities and Exchange Commission, 100 F Street,

NE, Washington, DC 20549-1090. Applicants: c/o Scott I. Colyer, Advisors Asset Management,

Inc., 18925 Base Camp Road, Suite 203, Monument, Colorado 80132.

For Further Information Contact: Barbara T. Heussler, Senior Counsel, at (202) 551-6990, or

Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or for

an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling

(202) 551-8090.

Summary of the Application

1.   Applicants request an order to permit (a) a Fund[1] (each a "Fund of Funds") to acquire

shares of Underlying Funds [2] in excess of the limits in sections 12(d)(1)(A) and (C) of the Act and

---

[1] Applicants request that the order apply to each existing and future series of AAM ETF Trust and to each existing and future registered open-end investment company or series thereof that is advised by Advisors Asset Management, Inc. or its successor or by any entity controlling, controlled by or under common control with Advisors Asset Management, Inc. or its successor and is part of the same "group of investment companies" as AAM ETF Trust (each, a "Fund"). For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization. For purposes of the request for relief, the term "group of investment companies" means any two or more investment companies, including closed-end investment companies and business development companies, that hold themselves out to investors as related companies for purposes of investment and investor services.

(b) the Underlying Funds that are registered open-end investment companies or series thereof,

their principal underwriters and any broker or dealer registered under the Securities Exchange Act

of 1934 to sell shares of the Underlying Fund to the Fund of Funds in excess of the limits in section

12(d)(1)(B) of the Act.[3] Applicants also request an order of exemption under sections 6(c) and

17(b) of the Act from the prohibition on certain affiliated transactions in section 17(a) of the Act to

the extent necessary to permit the Underlying Funds to sell their shares to, and redeem their shares

from, the Funds of Funds.[4] Applicants state that such transactions will be consistent with the

policies of each Fund of Funds and each Underlying Fund and with the general purposes of the Act

and will be based on the net asset values of the Underlying Funds.

2.   Applicants agree that any order granting the requested relief will be subject to the terms

and conditions stated in the application. Such terms and conditions are designed to, among other

things, help prevent any potential (i) undue influence over an Underlying Fund that is not in the

same "group of investment companies" as the Fund of Funds through control or voting power, or

in connection with certain services, transactions, and underwritings, (ii) excessive layering of fees,

---

[2] Certain of the Underlying Funds have obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices and, accordingly, to operate as an exchange-traded fund ("ETF").

[3] Applicants represent that a Funds of Funds will not invest in reliance on the order in business development companies or closed-end investment companies that are not listed and traded on a national securities exchange.

[4] A Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Underlying Fund. Applicants nevertheless request relief from section 17(a) to permit a Fund of Funds to purchase or redeem shares from the ETF. A Fund of Funds will purchase and sell shares of an Underlying Fund that is a closed-end fund through secondary market transactions at market prices rather than through principal transactions with the closed-end fund. Accordingly, applicants are not requesting section 17(a) relief with respect to transactions in shares of closed-end funds (including business development companies).

and (iii) overly complex fund structures, which are the concerns underlying the limits in sections 12(d)(1)(A), (B), and (C) of the Act.

3.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any persons or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

        For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                Robert W. Errett
                                Deputy Secretary